AR/S
12/31/01

Pain Therapeutics, Inc.

We are a small medical research company solving a big problem.



Annual Report 2001

Product Pipeline

Product	CLINICAL PHASE I	CLINICAL PHASE II	CLINICAL PHASE III	TARGET U.S. MARKET
MorViva™	⟶	⟶		Severe pain $700 million
OxyTrex™	⟶	⟶		Moderate to severe pain $1.3 billion
PTI-601	⟶			Moderate pain $500 million
PTI-701	⟶			Moderate pain $500 million

PAIN THERAPEUTICS, INC. IS A MEDICAL RESEARCH COMPANY SPECIALIZING IN THE DISCOVERY AND DEVELOPMENT OF NOVEL PROPRIETARY PAINKILLERS.

THE TARGET MARKET FOR OUR DRUGS EXCEEDS $3 BILLION IN THE UNITED STATES.

DEAR SHAREHOLDER In 2001 we accomplished the goals we had set for ourselves, on time and within budget. We initiated large clinical trials, announced positive clinical data, manufactured drug supply, advanced the science, presented data at several conferences and we continued to hire great people. In addition, we reduced the cash burn rate while maintaining the clinical momentum of our two lead candidates, MorViva™ and OxyTrex™. Since Pain Therapeutics' inception, our vision has been to imagine a world with safe and effective narcotic painkillers. This vision is what drives our company. If approved by the U.S. Food and Drug Administration (FDA), we believe our two lead compounds—MorViva™ and OxyTrex™—will satisfy a huge unmet medical need, and perhaps forever change the way the world views narcotic painkillers. Our compounds are in various phases of clinical testing and have not yet been submitted for approval by the FDA. Much work remains ahead of us. Yet our progress in 2001 is precisely what makes me as proud of this company as I have ever been in the four years I have been at its helm.



REMI BARBIER

For over 2,000 years people have used and abused opium preparations. The year 2001 however, saw a dramatic increase in the abuse of the narcotic painkiller, oxycodone. We specialize in the study of narcotic painkillers, so naturally we find it intriguing that narcotic abuse stands out as one of the year's defining events. In many ways we believe oxycodone is the tale of a good drug gone bad. Oxycodone is a semi-synthetic drug derived from the opium poppy plant. Similar to morphine, oxycodone is intended for the medical treatment of chronic, moderate to severe pain. Every year, millions of patients use oxycodone or morphine safely, responsibly and effectively to relieve pain. In fact, often these are the only drugs that can provide significant pain relief. In the wrong hands, however, their abuse can lead to tragic or criminal consequences. We have no sympathy for those who divert drugs from the clinic to the street. We are very sympathetic, however, to the large and increasing number of medical patients who are in severe pain. These patients have a legitimate need to use oxycodone, morphine or other narcotic painkillers. Yet patients who follow recommended pain management guidelines still face three formidable problems. First, many patients experience acute side effects from narcotic painkillers. These side effects impact a patient's quality of life and may include sleepiness, nausea, vomiting, urinary retention and constipation. We have observed that patients sometimes prefer to suffer from pain rather than from the unpleasant side effects of taking narcotic painkillers. Second, the effectiveness of narcotic painkillers diminishes with repeat use. This is called drug tolerance or drug resistance. Patients respond to drug tolerance by simply increasing the dose, even in the absence of disease progression. This leads to dose escalation over time. Third, when the pain goes away many patients find it difficult to discontinue drug use. This is called physical

Our Vision



Since inception, our vision has been to imagine a world with safe and effective narcotic painkillers. A world where narcotic painkillers, such as oxycodone are not associated with tolerance, physical dependence or withdrawal effects.

Progress



In 2001 we initiated large clinical trials, announced positive clinical data, manufactured our drug candidates, advanced the science, presented data at several conferences and hired more great people.

dependence and refers to the presence of withdrawal effects when drug use is abruptly discontinued.

Tolerance and dependence are normal physiological responses to narcotic drug use and do not, by themselves, represent abuse. In practice, however, many patients become dependent on narcotic painkillers long after the pain is gone, simply to avoid withdrawal effects such as craving, sweating, sleeplessness and restlessness. When this happens, a medical patient is said to have stepped over the invisible line between user and abuser. Time and again we hear of patients who start taking narcotic painkillers for legitimate medical reasons but end up being labeled—and behaving—as drug abusers or drug seekers due to a physiological inability to quit taking these drugs after the pain goes away. We believe this is the central problem of narcotic painkillers. As a result of this problem, patients are turned into abusers, doctors hesitate to treat pain, pharmacists are reluctant to stock narcotic painkillers and patients may be reluctant to be treated for pain. Are we discouraged? Not at all. The dark legacy of narcotic painkillers provides us with inspiration rather than discouragement. To paraphrase Dickens, we believe that the worst of drugs can be made into the best of drugs.

THE PROGRESS OF PAIN THERAPEUTICS The fundamental challenges of drug development revolve around cost, complexity and science. The cost of developing unique drugs, such as MorViva™ and OxyTrex™ has never been higher. Industry sources tell us it takes on average, over $500 million and up to ten years to develop a successful new drug. Yet, we have created a pipeline and two lead products in under four years and $50 million. Drug development is complex. Yet to date, we have conducted a dozen safety and single dose efficacy clinical trials on three continents with no major glitches.

MorViva™ and OxyTrex™ have a unique mechanism of action. We understand the universal features of the biology of our drugs, yet we are also aware that our drugs flout conventional receptor theory. The neurobiology of human pain is even more mysterious. No one is certain, for example, which protein complexes are involved in transmitting pain signals to the different receptor sites that exist on opioid cells. In order to better understand our drugs, we continue to invest in and accumulate new and useful scientific knowledge. For example, we have recently shown with statistical vigor a lack of tolerance or dependence in lab animals treated with chronic doses of either MorViva™ or OxyTrex™.

In 2001 we also enrolled our thousandth patient in a company sponsored clinical trial. The results from many of our trials were announced throughout the year in a series of press releases and industry conferences. We believe these clinical results give us a solid foundation to move forward with confidence into increasingly complex clinical trials, such as large, multi-dose efficacy trials in chronic pain populations. Thus, I hope you will agree with me that in 2001, Pain Therapeutics made progress meeting the challenges of drug development.

WHAT DID NOT CHANGE One thing that did not change in 2001 was Pain Therapeutics' business model. We believe our model combines the lower risk of a specialty pharmaceutical model, with the upside of a traditional biotechnology

Unique Science



MorViva™ and OxyTrex™ are novel drug candidates with a unique mechanism of action. We understand the universal features of the biology of our drugs, yet we're also aware that our drugs flout conventional receptor theory.

Imagine



We believe our lead drug candidates, MorViva™ and OxyTrex™, may offer more pain relief (with no increase in side-effects) and lower tolerance/dependence, withdrawal effects or addiction potential compared to conventional forms of oxycodone and morphine.

model. We focus on clinical development, we own all commercial rights to our products and we specialize in a single therapeutic area. For us, owning product rights is an integral part of our business model. We believe MorViva™ and OxyTrex™ can build tremendous value but only if our company retains a fair share of the commercial rights to these drugs.

Another thing that has not changed is the very nature of drug development. Drug development is exciting, but it is also complex, somber, highly organized and data intensive. It is won by the patient accumulation of clinical successes, not with one or two clinical trials. In 2001, we patiently completed successful clinical trials, one at a time. We will use these studies as the foundation for conducting large, multi-dose efficacy trials with chronic pain populations.

Last, your company's success is ultimately based on enduring values. We have a constant commitment to hire the best people, to provide them with a clear set of expectations and to maintain a progressive work environment. We pursue excellence and integrity and maintain constant respect for the various constituents we serve, including you, the owner of this company. These are the same values that I see reasserting themselves across all successful human endeavors. In that sense, my colleagues and I are proud to lead the effort to develop better narcotic painkillers.

Respectfully,

Remi Barbier

REMI BARBIER
SHAREHOLDER / CHAIRMAN OF THE BOARD / PRESIDENT AND CHIEF EXECUTIVE OFFICER

Financial Review 2001

Page

SELECTED FINANCIAL DATA

	May 4, 1998 (inception) through December 31, 1998	Years ended December 31, 1999	2000	2001	May 4, 1998 (inception) through December 31, 2001
Statement of operations data:					
Licensing fees	$ 100,000	$ —	$ —	$ —	$ 100,000
Research and development:					
Non-cash stock based compensation	—	1,505,312	3,926,473	77,080	5,508,865
Other research and development expense	200,000	2,461,977	8,669,696	11,590,609	22,922,282
Total research and development	200,000	3,967,289	12,596,169	11,667,689	28,431,147
General and administrative:					
Non-cash stock based compensation	—	117,555	4,832,793	1,121,279	6,071,627
Other general and administrative expense	122,168	574,630	2,875,947	4,525,742	8,098,487
Total general and administrative	122,168	692,185	7,708,740	5,647,021	14,170,114
Total operating expenses	422,168	4,659,474	20,304,909	17,314,710	42,701,261
Operating loss	(422,168)	(4,659,474)	(20,304,909)	(17,314,710)	(42,701,261)
Interest income	33,961	160,689	2,825,919	2,978,160	5,998,729
Net loss before income taxes	(388,207)	(4,498,785)	(17,478,990)	(14,336,550)	(36,702,532)
Income tax expense	800	800	800	800	3,200
Net loss	(389,007)	(4,499,585)	(17,479,790)	(14,337,350)	(36,705,732)
Return to series C preferred shareholders for beneficial conversion feature	—	—	(14,231,595)	—	(14,231,595)
Loss available to common shareholders	(389,007)	(4,499,585)	(31,711,385)	(14,337,350)	(50,937,327)
Basic and diluted loss per share	$ (0.39)	$ (1.35)	$ (2.33)	$ (0.57)	
Weighted-average shares used in computing basic and diluted loss per share	985,961	3,345,397	13,634,513	25,331,541	

	December 31, 1998	1999	2000	2001
Balance sheet data:				
Cash and cash equivalents	$2,333,512	$ 9,339,669	$ 78,926,830	$ 65,274,291
Working capital	2,264,038	9,095,831	77,320,445	63,194,831
Total assets	2,382,600	9,441,173	81,147,046	68,135,796
Total liabilities	108,108	300,587	2,452,378	2,519,471
Series B redeemable convertible preferred stock	—	9,703,903	—	—
Series A convertible preferred stock	2,660	2,660	—	—
Stockholders' equity (deficit)	2,274,492	(563,317)	78,694,668	65,616,325

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes included elsewhere in this report. Operating results are not necessarily indicative of results that may occur in future periods.

The following discussion contains forward-looking statements that are based upon current expectations that are within the meaning of the Private Securities Reform Act of 1995. It is the Company's intent that such statements be protected by the safe harbor created thereby. Forward-looking statements involve risks and uncertainties and our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: statements about future operating losses and anticipated operating and capital expenditures; statements about the potential benefits of our products; statements about the size and scope of potential markets for our products; statements relating to the timing, breadth, status or anticipated results of the clinical development of our products; statements relating to the protection of our intellectual property; statements about expected future sources of revenue; statements about potential competitors or products; statements about future market acceptance of our products; statements about expenses increasing substantially or fluctuating; statements about future expectations regarding trade secrets, technological innovations, licensing agreements and outsourcing of certain business functions; statements about future non-cash charges related to option grants; statements about anticipated hiring; statements about the sufficiency of our current resources to fund our operations over the next twelve months; statements about increasing cash requirements; statements about future negative operating cash flows; statements about fluctuations in our operating results; statements about potential additional applications of our technology; and statements about development of our internal systems and infrastructure. Such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product approval (including the risk that current and past results of clinical trials are not indicative of future results of clinical trials), the uncertainty of patent protection for the Company's intellectual property or trade secrets, potential infringement of the intellectual property rights or trade secrets of third parties and the Company's ability to obtain additional financing if necessary. In addition, such statements are subject to the risks and uncertainties discussed in the "Risk Factors" section of the Company's Form 10-K for the year ended December 31, 2001 and other filings with the Securities and Exchange Commission and elsewhere in this document.

OVERVIEW

Pain Therapeutics, Inc. is developing a new generation of opioid painkillers with improved clinical benefits. We believe our drugs will offer enhanced pain relief and reduced tolerance/physical dependence or addiction potential compared to existing opioid painkillers. We conduct our research and development programs through a combination of internal and collaborative programs. Our management relies on arrangements with universities, contract research organizations and clinical research sites for a significant portion of our product development efforts.

We currently have four opioid painkillers in various stages of Phase II clinical trials, including our two lead product candidates, MorViva™ and OxyTrex™, and two other product candidates, PTI-701 and PTI-601:

- MorViva™ is the brand name for our product previously known as PTI-501 (injectable version) and PTI-555 (oral version) which we are developing to treat patients with severe pain.
- OxyTrex™ is the brand name for our product previously known as PTI-801 which we are developing to treat patients with moderate to severe pain in a chronic setting.
- PTI-701 is the next generation version of hydrocodone which we are developing to treat patients with acute moderate to severe pain.
- PTI-601 is the next generation version of tramadol, which we are developing to treat patients with moderate pain in an acute setting.

Based on the results of multiple Phase I and Phase II studies completed for MorViva™ and two pharmacokinetic and safety studies completed for OxyTrex™, we are designing and conducting clinical trials to demonstrate the safety and efficacy of these two drug candidates in different clinical settings of pain. We are currently developing PTI-701 and PTI-601 on a very limited basis in order to focus our financial resources on MorViva™ and OxyTrex™. No significant trials are planned in the near future using PTI-701 or PTI-601.

We have yet to generate any revenues from product sales. We have not been profitable and, since our inception, we have incurred a cumulative deficit of approximately $36.7 million through December 31, 2001. These losses have resulted principally from costs incurred in connection with research and development activities, including costs of preclinical and clinical trials as well as clinical supplies associated with our product candidates, salaries and other personnel related costs, including the amortization of deferred compensation associated with options granted to employees and non-employees, and general corporate expenses. Our operating results may fluctuate substantially from period to period as a result of the timing and enrollment rates of clinical trials for our product candidates, our need for clinical supplies, as well as the re-measurement of certain deferred stock compensation.

We expect to incur significant additional operating losses for the next several years. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

- continue to undertake preclinical and clinical trials for our product candidates;
- seek regulatory approvals for our product candidates;
- develop, formulate, manufacture and commercialize our drugs;
- implement additional internal systems and develop new infrastructure;
- acquire or in-license additional products or technologies, or expand the use of our technology;
- maintain, defend and expand the scope of our intellectual property; and
- hire additional personnel.

Product revenue will depend on our ability to receive regulatory approvals for, and successfully market, our product candidates. In the event that our development efforts result in regulatory approval and successful commercialization of our product candidates, we will generate revenue from direct sales of our products and/or, if we license our products to future collaborators, from the receipt of license fees and royalties from licensed products.

Sources of revenue for the foreseeable future may also include payments from potential collaborative arrangements, including license fees, funded research payments, milestone payments and royalties based on revenues received from products commercialized under such arrangements.

CRITICAL ACCOUNTING POLICIES

We believe that of our significant accounting policies (see Note 2 of Notes to Financial Statements), the policies regarding Research and Development Costs and Non-Cash Stock Based Compensation are most important to the portrayal of our financial condition and results of operations.

Research and Development Costs Research and development costs are expensed as incurred and consist of drug development work associated with our product candidates, primarily including costs of preclinical and clinical trials, clinical supplies and related formulation and design costs, research payments to the Albert Einstein College of Medicine and salaries and other personnel related expenses including non-cash stock based compensation. Research and development expenses are expected to increase significantly over the next several years as our development efforts are expanded and our product candidates enter into various stages of clinical trials, and may vary significantly from period to period due to the timing of these activities. There will also continue to be future non-cash charges included in research and development expenses for stock based compensation related to options granted to employees and consultants.

Non-Cash Stock Based Compensation Deferred stock compensation for options granted to employees represents the difference between the exercise price of the option and the fair value of our common stock on the date of grant in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Deferred compensation for non-employees is recorded at the fair value of the options granted in accordance with Statement of Financial Accounting Standards No. 123 and is periodically re-measured until the underlying options vest in accordance with Emerging Issues Task Force No. 96-18. The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. The model considers a number of factors, including the market price and expected volatility of our common stock at the date of measurement or re-measurement. The compensation expense related to all grants is amortized over the vesting period of the related stock options in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28.

The amount of compensation expense we record could fluctuate significantly from period to period as a result of: (a) the periodic re-measurement of deferred stock compensation for non-employees principally as a result of fluctuations in the market price of our common stock, (b) the amount of additional options granted to non-employees and (c) the method by which deferred stock compensation is amortized as charges to operations.

RESULTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

Agreement with Albert Einstein College of Medicine In May 1998, we entered into an exclusive, worldwide license agreement with Albert Einstein College of Medicine for all patents and pending patent applications relating to low-dose opioid antagonist technology. Our license rights terminate upon the expiration of the patents used to protect the technology, which are scheduled to expire no earlier than September 2012. Pursuant to the terms of the license agreement, in 1998 we paid Albert Einstein College of Medicine a one-time licensing fee, which was recognized as license fee expense in accordance with Financial Accounting Standards No. 2, Accounting for Research and Development Costs, as this technology has no alternative future use. In addition, we have paid Albert Einstein College of Medicine research payments that have been recognized as research and development expense. We are also required to make milestone payments to Albert Einstein College of Medicine upon the achievement of certain regulatory and clinical events. In the aggregate these success based milestones may total up to $4.8 million including amounts due upon receipt of our first drug approval in the U.S. and in specified foreign countries. We must pay Albert Einstein College of Medicine royalties based on a percentage of net sales of our products. If a product is combined with a drug or other substance for which we are paying an additional royalty, the royalty rate we pay to Albert Einstein College of Medicine will be reduced by one-half of the amount of such additional royalty.

Research and Development

	Years ended December 31,	
	2001	2000
Research and development:		
Non-cash stock based compensation	$ 77,080	$ 3,926,473
Other research and development expense	11,590,609	8,669,696
Total research and development expense	$11,667,689	$12,596,169

Research and development expense consists of non-cash stock based compensation (as described below) and other research and development expense. Other research and development expense consists of drug development work associated with our product candidates, primarily including costs of preclinical, clinical trials, clinical supplies and related formulation and design costs, research payments to the Albert Einstein College of Medicine and salaries and other personnel related expenses. Other research and development expense was $11.6 million in the 2001 period compared to $8.7 million in the 2000 period. The period to period increase of $2.9 million was primarily due to increases in preclinical and clinical development activities, clinical supplies and related formulation and design costs, salaries and other personnel related costs associated with increases in staff to support these activities. Other research and development expenses are expected to increase significantly over the next several years as our development efforts are expanded and our product candidates enter into various stages of clinical trials, and may vary from period to period due to the timing of these activities.

General and Administrative

	Years ended December 31,	
	2001	2000
General and administrative:		
Non-cash stock based compensation	$1,121,279	$4,832,793
Other general and administrative expense	4,525,742	2,875,947
Total general and administrative expense	$5,647,021	$7,708,740

General and administrative expense consists of non-cash stock based compensation (as described below) and other general and administrative expense. Other general and administrative expense consists primarily of salaries and other personnel related expenses to support our activities, consulting and professional services expenses, facilities expenses and other general corporate expenses. Other general and administrative expenses were $4.5 million in the 2001 period compared to $2.9 million in the 2000 period. The period to period increase of $1.6 million was primarily due to increases in salaries and other personnel related costs associated with increased staffing, consulting and professional services expenses and other general corporate expenses.

Non-Cash Stock Based Compensation Deferred stock compensation for options granted to employees represents the difference between the exercise price of the option and the fair value of our common stock on the date of grant in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Deferred compensation for non-employees is recorded at the fair value of the options granted in accordance with Statement of Financial Accounting Standards No. 123 and is periodically re-measured until the underlying options vest in accordance with Emerging Issues Task Force No. 96-18. The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. The model considers a number of factors, including the market price and expected volatility of our common stock at the date of measurement or re-measurement. The compensation expense related to all grants is amortized over the vesting period of the related stock options in accordance with FIN 28.

The amount of compensation expense we record could fluctuate significantly from period to period as a result of: (a) the periodic re-measurement of deferred stock compensation for non-employees principally as a result of fluctuations in the market price of our common stock, (b) the amount of additional options granted to non-employees and (c) the method by which deferred stock compensation is amortized as charges to operations.

In connection with the grant of stock options to employees as well as the re-measurement of deferred stock compensation for grants of stock options to non-employees, we recorded a decrease in deferred compensation on the balance sheet of $2.1 million for the period ended December 31, 2001 compared to an increase of $6.2 million for the period ended December 31, 2000. These amounts were recorded as a component of stockholders' equity (deficit) and are being amortized as charges to operations. We recognized non-cash stock based compensation expense for options granted as well as restricted stock purchase agreements as components of both research and development expense and general and administrative expense totaling $1.2 million and $8.7 million for the periods ended December 31, 2001 and 2000, respectively. The decrease was principally the result of the lower market price of our common stock at the end of 2001 as compared to 2000, the amortization methodology utilized in accordance with FIN 28 and the inclusion of $2.6 million of compensation expense related to restricted stock purchase agreements in the 2000 period. There will also continue to be future non-cash charges for the amortization of deferred compensation related to options granted to employees and consultants.

Interest Income   Interest income increased to $3.0 million for the year ended December 31, 2001 from $2.8 million for the year ended December 31, 2000. This increase resulted from higher average balances of cash and cash equivalents principally as a result of the completion of our initial public offering in July 2000, partially offset by declining interest rates in the 2001 period.

Return to Series C Preferred Stockholders for Beneficial Conversion Feature   In February 2000 we issued 3,044,018 shares of Series C redeemable convertible preferred stock for $14.2 million, net of issuance costs. We determined that our series C preferred stock was issued with a beneficial conversion feature. The beneficial conversion feature has been recognized by allocating a portion of the preferred stock proceeds equal to the intrinsic value of that feature, limited to the net proceeds received ($14.2 million), to additional paid-in capital. The intrinsic value is calculated at the date of issue as the difference between the conversion price of the preferred stock and the fair value of our common stock, into which the preferred stock is convertible, multiplied by the number of common shares into which the preferred stock is convertible, limited to the net proceeds received. As our series C preferred stock was convertible into common stock at the option of the holder, at the issuance date of the preferred stock the entire $14.2 million discount resulting from the allocation of proceeds to the beneficial conversion feature has been treated as a dividend and recognized as a return to the preferred stockholders for purposes of computing basic and diluted loss per share in the period ended December 31, 2000. Upon completion of our initial public offering in July 2000, all of our convertible preferred and redeemable convertible preferred stock automatically converted into common stock on a one to one basis.

Years Ended December 31, 2000 and 1999

Research and Development

	Years ended December 31,	
	2000	1999
Research and development:		
Non-cash stock based compensation	$ 3,926,473	$1,505,312
Other research and development expense	8,669,696	2,461,977
Total research and development expense	$12,596,169	$3,967,289

Research and development expense consists of non-cash stock based compensation (as described below) and other research and development expense. Other research and development expenses were $8.7 million in the 2000 period compared to $2.5 million in the 1999 period. The increase of $6.2 million was primarily due to increases in clinical development activities for our product candidates and increases in salaries and other personnel related costs associated with increasing staffing in support of these activities.

General and Administrative

	Years ended December 31,	
	2000	1999
General and administrative:		
Non-cash stock based compensation	$4,832,793	$117,555
Other general and administrative expense	2,875,947	574,630
Total general and administrative expense	$7,708,740	$692,185

General and administrative expense consists of non-cash stock based compensation (as described below) and other general and administrative expense. Other general and administrative expenses were $2.9 million in the 2000 period compared to $0.6 million in the 1999 period. The increase of $2.3 million was primarily attributable to salaries and other personnel related costs associated with increased staffing, consulting and professional services expenses.

Non-Cash Stock Based Compensation In connection with the grant of stock options to employees as well as the re-measurement of deferred stock compensation for grants of stock options to non-employees, we recorded an increase in deferred compensation on the balance sheet of $6.2 million for the period ended December 31, 2000 and $6.5 million for the period ended December 31, 1999. These amounts were recorded as a component of stockholders' equity (deficit) and are being amortized as charges to operations. We recognized non-cash stock based compensation expense for options granted as well as restricted stock purchase agreements as components of both research and development expense and general and administrative expense, which totaled $8.7 million and $1.6 million for the period ended December 31, 2000 and 1999, respectively. The increase was principally the result of the market price of our common stock at the end of 2000, the amortization methodology utilized in accordance with FIN 28 and the inclusion of compensation expense related to restricted stock purchase agreements in the 2000 period. There will also continue to be future non-cash charges for the amortization of deferred compensation related to options granted to employees and consultants.

Interest Income Interest income increased to $2.8 million for the year ended December 31, 2000 from $0.2 million for the year ended December 31, 1999. This increase resulted from higher average balances of cash and cash equivalents following the sale of our series B and series C redeemable convertible preferred stock in the fourth quarter of 1999 and the first quarter of 2000, respectively, and the completion of our initial public offering in July 2000.

RELATED PARTY TRANSACTIONS

The Company had outstanding full recourse loans aggregating $51,246 and $157,168 to certain officers and employees of the Company at December 31, 2000 and 2001, respectively. The notes bear interest at rates ranging from 5.5% to 8.0% and have maturities through January 2004. An officer of the Company is also a director of a private company that provided preclinical drug development services to the Company totaling $388,805 in 2001. In October 2001, a former officer of the Company was retained as a consultant. For these services he received $65,000 in 2001. An officer and director of the Company is also the president of a consulting firm in the pharmaceutical industry that provided $48,000 in clinical trial design, data review and interpretational services to the Company in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through the private placement of our preferred stock and the public sale of our common stock. We intend to continue to use these proceeds to fund research and development activities, capital expenditures, working capital and other general corporate purposes. As of December 31, 2001, cash and cash equivalents were $65.3 million. Currently, our cash and cash equivalents are primarily invested in money market funds.

Net cash used in operating activities was $12.4 million for the year ended December 31, 2001 compared to $7.4 million in 2000 and $2.7 million in 1999. Cash used in operating activities related primarily to the funding of net operating losses partially offset by non-cash charges related to amortization of deferred stock compensation as well as stock issuances pursuant to stock purchase agreements in the 2000 period.

Our investing activities used cash of $1.3 million in each of the years ended December 31, 2001 and 2000 compared to $38,545 in 1999. Investing activities consisted of purchases of property and equipment as well as the funding of tenant improvements in conjunction with the build-out of new office space in the 2000 and 2001 periods. We expect to continue making investments in our infrastructure to support our operations.

Our financing activities provided cash of $0.1 million for the year ended December 31, 2001 compared to $78.3 million for the year ended December 31, 2000 and $9.7 million in 1999. The 2000 amount consisted primarily of net cash proceeds of $15.2 million from the issuance of our series C redeemable convertible preferred stock in February 2000 and net proceeds of $62.9 million from our initial public offering in July 2000. The 1999 cash flows from financing activities were primarily the result of the issuance of $9.7 million of our Series B redeemable convertible preferred stock.

We currently lease approximately 10,500 square feet of general office space. Lease payments under this lease agreement total $1.8 million and commenced in October 2000 through the ten-year term of the lease. In April 2001 we completed the build-out of tenant improvements and relocated to this facility and subsequently terminated existing sublease agreements on 6,150 feet of space.

In addition to office space we also lease equipment pursuant to operating leases. Our leases expire at various dates through 2010. Under the terms of all of our leases, future minimum lease payments are as follows:

2002	$186,249
2003	184,638
2004	178,878
2005	177,726
2006 and thereafter	844,198

Under the terms of our license agreement with Albert Einstein College of Medicine, we are required to make milestone payments upon the achievement of certain regulatory and clinical events. In the aggregate these success-based milestones may total up to $4.8 million including amounts due upon receipt of our first drug approval in the U.S. and in specified foreign countries. We also must pay Albert Einstein College of Medicine royalties based on a percentage of net sales of our products. If a product is combined with a drug or other substance for which we are paying an additional royalty, the royalty rate we pay to Albert Einstein College of Medicine will be reduced by one-half of the amount of such additional royalty.

Since our inception we have incurred a cumulative deficit of approximately $36.7 million, including a net loss of $14.3 million in 2001, and we expect to incur significant additional operating losses for the next several years. Since inception, we have used $22.7 million of cash in operating activities and $2.7 million of cash in investing activities. Since inception, $90.7 million of cash has been provided by financing activities. At December 31, 2001 cash and cash equivalents were $65.3 million. We expect our cash requirements to increase in the foreseeable future as we continue to undertake preclinical and clinical trials for our product candidates; seek regulatory approvals for our product candidates; develop, formulate, manufacture and commercialize our drugs; implement additional internal systems and develop new infrastructure; acquire or in-license additional products or technologies, or expand the use of our technology; maintain, defend and expand the scope of our intellectual property; and hire additional personnel. The amount and timing of cash requirements will depend on regulatory and market acceptance of our products, if any, and the resources we devote to researching and developing, formulating, manufacturing, commercializing and supporting our products. We believe that our current resources should be sufficient to fund our operations for at least the next twelve months. We may seek additional future funding through public or private financing within this timeframe, if such funding is available and on terms acceptable to us.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Pain Therapeutics, Inc. will adopt SFAS No. 142 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 142 to have a material impact on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and parts of APB Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," however, SFAS No. 144 retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. Pain Therapeutics, Inc. will adopt SFAS No. 144 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, government and non-government debt securities and/or money market funds that invest in such securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. We had no holdings of derivative financial or commodity instruments, and as of December 31, 2001 all of our cash and cash equivalents were in money market and checking funds with variable, market rates of interest.

	December 31,	
	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 78,926,830	$ 65,274,291
Interest receivable	445,326	116,688
Prepaid expenses	400,667	323,323
Total current assets	79,772,823	65,714,302
Property and equipment, net	1,299,223	2,346,494
Other assets	75,000	75,000
Total assets	$ 81,147,046	$ 68,135,796
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,313,279	$ 2,170,211
Accrued liabilities	139,099	349,260
Total liabilities	2,452,378	2,519,471
Stockholders' equity		
Preferred stock, $.001 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value; 120,000,000 shares authorized; 26,738,316 and 26,837,325 shares issued and outstanding in 2000 and 2001, respectively	26,739	26,838
Additional paid-in-capital	106,182,319	104,209,656
Deferred compensation	(5,073,091)	(1,733,524)
Notes receivable from stockholders	(72,917)	(180,913)
Deficit accumulated during the development stage	(22,368,382)	(36,705,732)
Total stockholders' equity	78,694,668	65,616,325
Total liabilities and stockholders' equity	$ 81,147,046	$ 68,135,796

See accompanying notes to financial statements.

	Years ended December 31, 1999	2000	2001	May 4, 1998 (inception) through December 31, 2001
Operating expenses:				
Licensing fees	$ —	$ —	$ —	$ 100,000
Research and development:				
Non-cash stock based compensation	1,505,312	3,926,473	77,080	5,508,865
Other research and development expense	2,461,977	8,669,696	11,590,609	22,922,282
Total research and development	3,967,289	12,596,169	11,667,689	28,431,147
General and administrative:				
Non-cash stock based compensation	117,555	4,832,793	1,121,279	6,071,627
Other general and administrative expense	574,630	2,875,947	4,525,742	8,098,487
Total general and administrative	692,185	7,708,740	5,647,021	14,170,114
Total operating expenses	4,659,474	20,304,909	17,314,710	42,701,261
Operating loss	(4,659,474)	(20,304,909)	(17,314,710)	(42,701,261)
Other income:				
Interest income	160,689	2,825,919	2,978,160	5,998,729
Net loss before income taxes	(4,498,785)	(17,478,990)	(14,336,550)	(36,702,532)
Income tax expense	800	800	800	3,200
Net loss	(4,499,585)	(17,479,790)	(14,337,350)	(36,705,732)
Return to series C preferred shareholders for beneficial conversion feature	—	(14,231,595)	—	(14,231,595)
Loss available to common shareholders	$(4,499,585)	$(31,711,385)	$(14,337,350)	$(50,937,327)
Basic and diluted loss per share	$ (1.35)	$ (2.33)	$ (0.57)	
Weighted-average shares used in computing basic and diluted loss per share	3,345,397	13,634,513	25,331,541	

See accompanying notes to financial statements.

For the period May 4, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999, 2000 and 2001	Series A convertible preferred stock	
	Shares	Par value
Balance at May 4, 1998 (inception)	—	$ —
Common stock issued on June 22, 1998 at $0.001 per share	—	—
Series A convertible preferred stock issued between August 14, 1998 and October 28, 1998 at $1.00 per share (net of issuance costs of $19,490)	2,659,489	2,660
Common stock issued on September 23, 1998 at $0.10 per share for notes receivable	—	—
Common stock issued on September 23, 1998 at $0.10 for cash	—	—
Net loss	—	—
Balance at December 31, 1998	2,659,489	2,660
Common stock issued between April 1 and May 3, 1999 at $0.10 per share for notes receivable	—	—
Issuance of common stock pursuant to exercise of stock options	—	—
Issuance of warrants in connection with lease in August 1999	—	—
Deferred compensation with respect to option issuances	—	—
Amortization of deferred compensation	—	—
Compensation expense with respect to non-employee option grants	—	—
Payment of notes receivable	—	—
Net loss	—	—
Balance at December 31, 1999	2,659,489	2,660
Common stock issued pursuant to initial public offering at $12.00 per share, net of issuance costs	—	—
Common stock issued at $0.20 per share for notes receivable	—	—
Issuance of common stock pursuant to exercise of stock options	—	—
Issuance of warrants in connection with series C preferred stock offering	—	—
Deferred compensation with respect to option issuances	—	—
Amortization of deferred compensation	—	—
Compensation related to stock purchase rights	—	—
Issuance of common stock related to employee stock purchase plan	—	—
Payment of shareholder notes receivable	—	—
Conversion of series A convertible preferred stock to common at $1.00 per share	(2,659,489)	(2,660)
Conversion of series B redeemable convertible preferred stock to common at $1.85 per share	—	—
Conversion of series C redeemable convertible preferred stock to common at $5.00 per share	—	—
Beneficial conversion feature of series C preferred stock	—	—
Return to series C preferred shareholders for beneficial conversion feature	—	—
Net loss	—	—
Balance at December 31, 2000	—	—
Issuance of common stock pursuant to exercise of stock options	—	—
Deferred compensation with respect to option issuances	—	—
Amortization of deferred compensation	—	—
Issuance of common stock related to employee stock purchase plan	—	—
Issuance of notes receivable	—	—
Net loss	—	—
Balance at December 31, 2001	—	$ —

See accompanying notes to financial statements.

Common Stock		Additional paid-in capital	Deferred compensation	Note receivable for stock	Deficit accumulated during development stage	Stockholders' equity (deficit)
Shares	Par value					
—	$ —	$ —	$ —	$ —	$ —	$ —
8,500,000	8,500	—	—	—	—	8,500
—	—	2,637,339	—	—	—	2,639,999
350,000	350	34,650	—	(35,000)	—	—
150,000	150	14,850	—	—	—	15,000
—	—	—	—	—	(389,007)	(389,007)
9,000,000	9,000	2,686,839	—	(35,000)	(389,007)	2,274,492
444,000	444	43,956	—	(44,400)	—	—
1,000	1	99	—	—	—	100
—	—	33,810	—	—	—	33,810
—	—	6,515,027	(6,515,027)	—	—	—
—	—	—	1,534,847	—	—	1,534,847
—	—	88,019	—	—	—	88,019
—	—	—	—	5000	—	5,000
—	—	—	—	—	(4,499,585)	(4,499,585)
9,445,000	9,445	9,367,750	(4,980,180)	(74,400)	(4,888,592)	(563,317)
5,750,000	5,750	62,933,167	—	—	—	62,938,917
245,000	245	48,755	—	(49,000)	—	—
184,740	185	42,614	—	—	—	42,799
—	—	963,240	—	—	—	963,240
—	—	6,206,177	(6,206,177)	—	—	—
—	—	—	6,113,266	—	—	6,113,266
—	—	2,646,000	—	—	—	2,646,000
4,664	5	47,567	—	—	—	47,572
—	—	—	—	50,483	—	50,483
2,659,489	2,660	—	—	—	—	—
5,405,405	5,405	9,698,498	—	—	—	9,703,903
3,044,018	3,044	14,228,551	—	—	—	14,231,595
—	—	14,231,595	—	—	—	14,231,595
—	—	(14,231,595)	—	—	—	(14,231,595)
—	—	—	—	—	(17,479,790)	(17,479,790)
26,738,316	26,739	106,182,319	(5,073,091)	(72,917)	(22,368,382)	78,694,668
78,635	79	49,557	—	—	—	49,636
—	—	(2,141,208)	2,141,208	—	—	—
—	—	—	1,198,359	—	—	1,198,359
20,374	20	118,988	—	—	—	119,008
—	—	—	—	(107,996)	—	(107,996)
—	—	—	—	—	(14,337,350)	(14,337,350)
26,837,325	$26,838	$104,209,656	$(1,733,524)	$(180,913)	$(36,705,732)	$ 65,616,325

	Years ended December 31, 1999	2000	2001	May 4, 1998 (inception) through December 31, 2001
Cash flows from operating activities:				
Net loss	$(4,499,585)	$(17,479,790)	$(14,337,350)	$(36,705,732)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	4,244	44,933	244,974	294,669
Amortization of deferred compensation	1,534,847	6,113,266	1,198,359	8,846,472
Non-cash expense for options and warrants issued	121,829	2,646,000	—	2,767,829
Loss on disposal of property and equipment	—	2,729	49,684	52,413
Changes in operating assets and liabilities:				
Interest receivable	(12,224)	(429,964)	328,638	(116,688)
Prepaid expenses	(5,891)	(359,280)	77,344	(323,323)
Other assets	—	(75,000)	—	(75,000)
Accounts payable	192,479	2,012,692	(143,068)	2,170,211
Accrued liabilities	—	139,099	210,161	349,260
Net cash used in operating activities	(2,664,301)	(7,385,315)	(12,371,258)	(22,739,889)
Cash flows used in investing activities:				
Purchase of property and equipment	(38,545)	(1,302,130)	(1,341,929)	(2,693,576)
Cash flows from financing activities:				
Proceeds from issuance of series B redeemable convertible preferred stock, net	9,703,903	—	—	9,703,903
Proceeds from issuance of series C redeemable convertible preferred stock, net	—	15,194,835	—	15,194,835
Stock subscription received	5,000	50,483	—	55,483
Proceeds from issuance of series A convertible preferred stock, net	—	—	—	2,639,999
Net proceeds from issuance of common stock	100	90,371	60,648	174,619
Proceeds from initial public offering, net	—	62,938,917	—	62,938,917
Net cash provided by financing activities	9,709,003	78,274,606	60,648	90,707,756
Net increase (decrease) in cash and cash equivalents	7,006,157	69,587,161	(13,652,539)	65,274,291
Cash and cash equivalents at beginning of period	2,333,512	9,339,669	78,926,830	—
Cash and cash equivalents at end of period	$ 9,339,669	$ 78,926,830	$ 65,274,291	$ 65,274,291
Supplemental cash flow information:				
Cash paid for income tax	$ 1,600	$ 800	$ 800	$ 3,200

See accompanying notes to financial statements.

1. BUSINESS

Pain Therapeutics, Inc. is a development stage enterprise and was incorporated on May 4, 1998. Since our inception in May 1998, we have licensed proprietary technology from Albert Einstein College of Medicine and have devoted substantially all of our resources to the development of a new generation of opioid painkillers with improved clinical benefits, which are based on the acquired technology. In the course of our development activities, we have sustained operating losses and expect such losses to continue through the next several years. We expect our current cash and cash equivalents will be sufficient to meet our planned working capital expenditure requirements for at least the next twelve months. There are no assurances that additional financing will be available on favorable terms, or at all.

Our development activities involve inherent risks. These risks include, among others, dependence on key personnel and determination of patentability and protection of our products and processes. In addition, we have product candidates that have not yet obtained Food and Drug Administration approval. Successful future operations depend on our ability to obtain approval for and commercialize these products.

We currently have four opioid painkillers in various stages of Phase II clinical trials, including our two lead product candidates MorViva™ and OxyTrex™. We have completed multiple Phase I and Phase II studies for MorViva™ and two pharmacokinetic and safety studies completed for OxyTrex™ and we are designing and conducting clinical trials to demonstrate the safety and efficacy of these two drug candidates. We are developing PTI-701 and PTI-601 on a very limited basis at the present time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Research and Development Costs Research and development costs and the costs of obtaining licenses used in research and development are charged to expense as incurred. Research and development costs consist of drug development work associated with our product candidates, primarily including costs of preclinical and clinical trials, clinical supplies and related formulation and design costs, research payments to the Albert Einstein College of Medicine and salaries and other personnel related expenses including non-cash stock based compensation.

Non-Cash Stock Based Compensation Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation,* establishes a fair-value method of accounting for stock options and similar equity instruments. The fair-value method requires compensation cost to be measured at the grant date based on the value of the award, and recognized over the service period. SFAS No. 123 allows companies to account for stock based compensation to employees under either the provisions of SFAS No. 123 or the provisions of Accounting Principles Board (APB) Opinion No. 25 and its related interpretations. We have elected to account for our stock based compensation to employees in accordance with the provisions of APB Opinion No. 25 and provide the pro forma disclosures required under SFAS No. 123.

Deferred stock compensation for options granted to employees represents the difference between the exercise price of the option and the fair value of our common stock on the date of grant in accordance with APB Opinion No. 25 and its related interpretations. Deferred compensation for non-employees is recorded at the fair value of the options granted in accordance with SFAS No. 123 and is periodically re-measured as the underlying options vest in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18 *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.* The compensation expense related to all grants is amortized over the vesting period of the related stock options in accordance with Financial Accounting Standards Board Interpretation No. 28 (FIN 28), as that methodology most closely approximates the way in which our options are earned by the option holder.

Cash, Cash Equivalents and Concentration of Cash Risk We consider all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash maintained at one financial institution and money market funds.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Property and Equipment Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets (generally two to five years). Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

Fair Value of Financial Instruments Interest and stock subscriptions receivables are considered to have carrying amounts that approximate fair value because of the short maturity of these financial instruments. Notes receivable are considered to have carrying amounts that approximate fair value as they bear a market rate of interest.

Impairment of Long-Lived Assets We review, as circumstances dictate, the carrying amount of our long-lived assets. The purpose of these reviews is to determine whether the carrying amounts are recoverable. Recoverability is determined by comparing the projected undiscounted net cash flows of the long-lived assets against their respective carrying amounts. The amount of impairment, if any, is measured based on the excess of the carrying value over the fair value. No events or changes in circumstances have occurred with respect to the Company's long-lived assets that would indicate that an impairment analysis should have been performed.

Comprehensive Loss We have no components of other comprehensive loss other than our net loss and, accordingly, our comprehensive loss is equivalent to our net loss for all periods presented.

Business Segments SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires an enterprise to report segment information based on how management internally evaluates the operating performance of its business units (segments). Our operations are confined to one business segment: the discovery and development of new opioid painkillers.

Loss per Share Basic loss per share is computed on the basis of the weighted-average number of shares outstanding for the reporting period. The Company has computed its weighted-average shares outstanding for all periods presented excluding those common shares issued and outstanding that remain subject to the Company's repurchase rights. Diluted loss per share is computed on the basis of the weighted-average number of common shares plus dilutive potential common shares outstanding using the treasury-stock method. Potential dilutive common shares consist of convertible preferred stock, common shares issued and outstanding subject to the Company's repurchase rights, outstanding stock options and outstanding warrants. All potential dilutive common shares were excluded from the calculation of diluted loss per share because the representative share increments would be anti-dilutive. Upon the closing of our initial public offering in July 2000, all of our convertible preferred stock automatically converted into shares of common stock on a one to one basis.

The following table sets forth potential weighted-average shares of common stock that are not included in the computation of diluted net loss per share because to do so would be anti-dilutive for the periods indicated:

	Years ended December 31,		
	1999	2000	2001
Preferred stock	3,788,577	5,615,493	—
Options to purchase common shares	574,835	1,746,160	2,352,735
Common stock subject to repurchase	6,101,898	4,023,228	1,639,171
Warrants	173,333	330,000	340,000
	10,638,643	11,714,881	4,331,906

Reclassifications Certain reclassifications have been made to the prior year financial statements to conform with the presentation in 2001.

Recent Accounting Pronouncements In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Pain Therapeutics, Inc. will adopt SFAS No. 142 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 142 to have a material impact on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and parts of APB Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," however, SFAS No. 144 retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. Pain Therapeutics, Inc. will adopt SFAS No. 144 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position and results of operations.

3. RELATED PARTY TRANSACTIONS

The Company had outstanding full recourse loans aggregating $51,246 and $157,168 to certain officers and employees of the Company at December 31, 2000 and 2001, respectively. The notes bear interest at rates ranging from 5.5% to 8.0% and have maturities through January 2004. An officer of the Company is also a director of a private company that provided preclinical drug development services to the Company totaling $388,805 in 2001. In October 2001, a former officer of the Company was retained as a consultant. For these services he received $65,000 in 2001. An officer and director of the Company is also the president of a consulting firm in the pharmaceutical industry that provided $48,000 in clinical trial design, data review and interpretational services to the Company in 2001.

4. AGREEMENT WITH ALBERT EINSTEIN COLLEGE OF MEDICINE

In May 1998, we entered into an exclusive, worldwide license agreement with Albert Einstein College of Medicine for all patents and pending patent applications relating to low-dose opioid antagonist technology. Our license rights terminate upon the expiration of the patents used to protect the technology, which are scheduled to expire no earlier than September 2012. Pursuant to the terms of the license agreement, in 1998 we paid Albert Einstein College of Medicine a one-time licensing fee which was recognized as license fee expense in accordance with Financial Accounting Standards No. 2, Accounting for Research and Development Costs, as this technology has no alternative future use. In addition, we have paid Albert Einstein College of Medicine research payments that have been recognized as research and development expense. We are also required to make milestone payments to Albert Einstein College of Medicine upon the achievement of certain regulatory and clinical events. In the aggregate these success based milestones may total up to $4,800,000, including amounts due upon receipt of our first drug approval in the U.S. and in specified foreign countries. We must pay Albert Einstein College of Medicine royalties based on a percentage of net sales of our products. If a product is combined with a drug or other substance for which we are paying an additional royalty, the royalty rate we pay to Albert Einstein College of Medicine is generally reduced by one-half of the amount of such additional royalty.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2000	2001
Furniture and fixtures	$ 68,398	$ 492,148
Computers and software	156,278	224,611
Leasehold improvements	15,626	1,891,485
	240,302	2,608,244
Accumulated depreciation	(48,976)	(261,750)
	191,326	2,346,494
Construction in progress	1,107,897	—
Total	$1,299,223	$2,346,494

Construction in progress at December 31, 2000 represented costs incurred relative to the construction of tenant improvements at a facility to which the Company relocated in 2001.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

In 1999 we issued 5,405,405 shares of series B redeemable convertible preferred stock at a price of $1.85 per share. In February 2000, we issued 3,044,018 shares of series C redeemable convertible preferred stock at a price of $5.00 per share. Upon the closing of our initial public offering in July 2000, all shares of our then outstanding redeemable convertible preferred stock automatically converted into shares of common stock on a one to one basis. At December 31, 2000 and 2001, there were no shares of redeemable convertible preferred stock issued or outstanding.

Return to Series C Preferred Stockholders for Beneficial Conversion Feature In February 2000, we issued 3,044,018 shares of series C redeemable convertible preferred stock for $14.2 million, net of issuance costs. We determined that our series C preferred stock was issued with a beneficial conversion feature. The beneficial conversion feature has been recognized by allocating a portion of the preferred stock proceeds equal to the intrinsic value of that feature, limited to the net proceeds received ($14.2 million), to additional paid-in capital. The intrinsic value is calculated at the date of issue as the difference between the conversion price of the preferred stock and the fair value of our common stock, into which the preferred stock is convertible, multiplied by the number of common shares into which the preferred stock is convertible, limited to the net proceeds received. As our series C preferred stock was convertible into common stock at the option of the holder, at the issuance date of the preferred stock the entire $14.2 million discount resulting from the allocation of proceeds to the beneficial conversion feature has been treated as a dividend and recognized as a return to the preferred stockholders for purposes of computing basic and diluted loss per share for the period ended December 31, 2000. Upon the closing of our initial public offering in July 2000, all 3,044,018 shares of our series C redeemable convertible preferred stock automatically converted into shares of common stock on a one to one basis.

7. STOCKHOLDERS' EQUITY (DEFICIT)

Initial Public Offering of Common Stock and Conversion of Preferred Stock

On July 19, 2000, we completed an initial public offering in which we sold 5,000,000 shares of common stock at $12.00 per share. On July 27, 2000, we sold an additional 750,000 shares of common stock at $12.00 per share per our underwriter's exercise of the underwriters' over-allotment option at $12.00 per share. We received net proceeds from these sales of common stock of approximately $62.9 million, after deducting underwriting discounts and commission of approximately $4.8 million and expenses of the offering of approximately $1.2 million. Upon the closing of the offering, all 11,108,912 shares of our then outstanding preferred stock automatically converted into common stock on a one to one basis.

After the offering our authorized capital stock consisted of 120,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

Common Stock

On June 22, 1998, we issued 8,500,000 shares of common stock at $0.001 per share. All of these shares were issued subject to a repurchase option. The shares are released from our repurchase option over a four-year vesting period at the rate of 1/48 at the end of each month from the vesting start date until all shares are released. Our repurchase option is exercisable only within 90 days following the termination of the purchaser's employment, during which time we are able to repurchase the unvested shares at the original purchase price of $0.001 per share. As of December 31, 2000, 2,125,000 of these shares of common stock were not vested and, therefore, were subject to repurchase by us in the event of termination of the purchaser's employment. As of December 31, 2001, all shares of common stock subject to this agreement were fully vested.

Under the terms of the 1998 Stock Plan (see below), we have granted stock purchase rights and subsequently issued shares of common stock to employees and non-employees in exchange for full-recourse promissory notes or cash. Such shares were issued pursuant to a restricted stock purchase agreement and are subject to a repurchase option. The shares are released from our repurchase option over the original option vesting period, which ranges from two to four years. Our repurchase option is exercisable only within 90 days following the termination of the purchaser's employment or provision of services, during which time we are able to repurchase the unvested shares at the original purchase price. In September 1998 we granted stock purchase rights and subsequently issued 500,000 shares of common stock at $0.10 per share in exchange for $35,000 in full-recourse promissory notes and $15,000 in cash. In February 1999 we granted stock purchase rights and subsequently issued 444,000 shares of common stock at $0.10 per share in exchange for full-recourse promissory notes. In December 1999 we granted stock purchase rights and subsequently issued 245,000 shares of common stock at $0.20 per share in exchange for $49,000 in full-recourse promissory notes. As of December 31, 2000 and 2001, 412,709 and 226,456 shares of common stock, respectively, were not vested and, therefore, were subject to repurchase by us in the event of termination of the purchaser's employment or provision of services to us.

Preferred Stock

The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges, restrictions and the number of shares constituting any series or the designation of the series.

In 1998 we issued 2,659,489 shares of series A convertible preferred stock at a price of $1.00 per share. Upon the closing of our initial public offering in July 2000, all shares of our then outstanding convertible preferred stock automatically converted into shares of common stock on a one to one basis. At December 31, 2000 and 2001, there were no shares of preferred stock issued or outstanding.

Warrants

In June 1998, we issued a warrant to purchase 150,000 shares of series A convertible preferred stock at an exercise price of $1.00 per share to one of the holders of the series A convertible preferred stock, in consideration of such holder's advance of funds to us prior to the closing of the series A convertible preferred stock financing. The warrant expires on June 5, 2010. Upon the closing of our initial public offering in July 2000, this warrant to purchase 150,000 shares of series A convertible preferred stock was converted to a warrant to purchase the same number of common shares. The shares of common stock underlying this warrant are entitled to certain registration rights.

In August 1999, we issued a warrant to purchase 70,000 shares of common stock at an exercise price of $1.00 per share to the Company's landlord in connection with the commercial lease of the Company's previous facilities. The warrant will expire on July 19, 2005 (or sooner under certain circumstances). The shares of common stock underlying this warrant are not entitled to any registration rights. The fair value of this warrant of $33,810 was estimated using a Black-Scholes model and the following assumptions: estimated volatility of 60%, a risk-free interest rate of 5.27%, no dividend yield, and an expected life equal to the contractual life of 5 years. This fair value was amortized to rent expense over the related lease term.

In connection with the issuance of our series C preferred stock in February 2000, we issued a warrant to purchase 120,000 shares of common stock at $5.00 per share. The warrant will expire on February 1, 2005. The shares of common stock underlying this warrant are not entitled to any registration rights. The fair value of this warrant of $963,240 was estimated using a Black-Scholes model and the following assumptions: estimated volatility of 60%, a risk-free interest rate of 4.59%, no dividend yield, and an expected life equal to the contractual life of 5 years. The fair value was recognized as an increase to additional paid-in capital.

Stock Based Benefit Plans

2000 Employee Stock Purchase Plan In June 2000, our shareholders approved the Company's 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). A total of 500,000 shares of common stock have been reserved for issuance under the 2000 Purchase Plan, plus an annual increase equal to the lesser of (i) 500,000 shares, (ii) 1% of the outstanding shares of common stock on such date, or (iii) an amount determined by the Board of Directors. The 2000 Purchase Plan permits eligible participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. The purchase price of the stock is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the purchase period. As of December 31, 2001, 20,374 shares of common stock had been issued pursuant to the 2000 Purchase Plan (4,664 shares as of December 31, 2000).

1998 Stock Plan In June 2000 our stockholders approved an amendment to our 1998 Stock Plan, which amended and restated the 1998 Stock Plan originally approved by the Board of Directors in September 1998. Under the 1998 Stock Plan, employees, directors and consultants ("Service Providers") may be granted options that allow for the purchase of shares of our common stock. Non-statutory stock options may be granted to all Service Providers (see Common Stock above for description of stock purchase rights granted). Incentive stock options may only be granted to employees. At December 31, 2001 a total of 6,000,000 of common stock were authorized for issuance under the 1998 Stock Plan. The 1998 Stock Plan allows for annual increases, beginning fiscal year 2001, in the number of common shares authorized for issuance equal to the lesser of (i) 2,000,000 shares, (ii) 5% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the Board of Directors.

The Board of Directors or a designated Committee of the Board is responsible for administration of the 1998 Stock Plan and determines the terms and conditions of each option granted, consistent with the terms of the plan. Incentive stock options may be granted under the 1998 Stock Plan at a price not less than 100% of the fair market value of the stock on the date of grant (not less than 110% of the fair market value on the date of grant in the case of holders of more than 10% of the Company's voting stock). Options granted under the 1998 Stock Plan generally expire ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Forfeited options become available for reissuance under the 1998 Stock Plan.

The 1998 Plan also provides for the automatic grant of options to purchase shares of common stock to outside directors. On the date of each annual stockholder's meeting beginning in fiscal year 2001, each outside director is automatically granted an option to purchase 20,000 shares of common stock provided the individual continues to serve as an outside director through the date of such meeting. The term of the option is ten years, the exercise price is 100% of the fair market value of the stock on the date of grant, and the option becomes exercisable as to 25% of the shares on the anniversary of its date of grant provided the optionee continues to serve as a director on such dates.

There were no options granted during the period from May 4, 1998 (inception) through December 31, 1998.

The following table summarizes option activity under the 1998 Stock Plan:

	Options outstanding		
	Number of options	Range of exercise prices	Weighted-average exercise price
Options outstanding as of December 31, 1998	—	$ —	$ —
Granted	1,361,200	0.10 – 0.20	0.12
Exercised	(1,000)	0.10	0.10
Forfeited	(65,000)	0.10	0.10
Options outstanding as of December 31, 1999	1,295,200	$0.10 – $ 0.20	$0.12
Granted	934,000	1.00 – 18.63	6.98
Exercised	(184,740)	0.10 – 9.00	0.22
Forfeited	(38,209)	0.10 – 9.00	3.45
Options outstanding as of December 31, 2000	2,006,251	$0.10 – $18.63	$3.14
Granted	1,423,000	6.78 – 9.10	7.39
Exercised	(78,635)	0.10 – 8.00	0.63
Forfeited	(465,900)	0.10 – 9.00	2.61
Options outstanding as of December 31, 2001	2,884,716	$0.10 – $18.63	$5.39

Shares available for grant under the 1998 Stock Plan were 14,800, 1,319,009 and 1,661,909 as of December 31, 1999, 2000 and 2001 respectively.

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of vested options	Weighted-average exercise price
$ 0.10	508,041	7.45	$ 0.10	372,932	$ 0.10
$0.20 – $ 2.00	669,833	8.07	1.07	312,227	0.95
$ 6.78	550,000	9.81	6.78	80,208	6.78
$7.00 – $ 8.00	527,842	9.60	7.39	48,519	7.61
$8.01 – $14.13	554,000	8.99	10.39	127,516	10.97
$18.63	75,000	8.71	18.63	23,438	18.63
$0.10 – $18.63	2,884,716	8.77	$ 5.39	964,840	$ 3.19

As of December 31, 1999, 2000 and 2001 there were 133,213, 409,304 and 964,840 fully vested and exercisable shares with a weighted average exercise price of $0.11, $1.47 and $3.19 per share, respectively.

Pro Forma Information Pursuant to SFAS No. 123, Accounting for Stock Based Compensation, we are required to disclose the pro forma effects on net loss and net loss per share as if we had elected to use the fair value approach to account for all of our employee stock-based compensation plans. Had compensation cost of our plans been determined in a manner consistent with the fair value approach of SFAS No. 123, our pro forma net loss and pro forma net loss per share would have been increased to the pro forma amounts indicated below:

	December 31,		
	1999	2000	2001
Net loss available to common shareholders as reported	$4,499,585	$31,711,385	$14,337,350
Adjusted pro forma net loss	$4,505,402	$32,757,896	$18,593,356
Net loss per share basic and diluted as reported	$ (1.35)	$ (2.33)	$ (0.57)
Adjusted pro forma	$ (1.35)	$ (2.40)	$ (0.73)

The per share weighted-average exercise price of stock options granted was $4.90 in 1999, $9.80 in 2000 and $7.39 in 2001. For employee stock options, the weighted-average fair value of each option granted was estimated on the date of grant using the minimum value method in 1999 or the Black-Scholes option pricing model for 2000 and 2001 with the following weighted-average assumptions used for grants in 1999, 2000 and 2001, respectively: dividend yield of zero for all years; volatility of 0%, 75% and 95%; a risk-free interest rate ranging from 5.5% – 6.2%, 5.5% – 7.1% and 5.07%; and expected life of five years for all years. The weighted-average fair value for non-employee options was determined using a Black-Scholes option valuation model and the following assumptions for 1999, 2000 and 2001 respectively: estimated volatility of 60%, 75% and 95.4%, a risk free interest rate ranging from 5.5% – 6.3%, 5.1% – 6.3%, and 5.07%, no dividend yield, and an expected life of the option equal to the options contractual life of ten years from the date of grant.

For the 2000 Employee Stock Purchase Plan, the weighted-average fair value of purchase rights granted was $6.84 per share in 2000 and $3.29 in 2001 calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero; volatility of 75% in 2000 and 95% in 2001; risk-free interest rate of 5.1% in 2000 and 2001; expected life of 2 years.

Deferred Stock Compensation We granted stock options under the 1998 Stock Plan to employees for which we recorded deferred compensation of $2,283,565, $4,939,000 and $0.00 for the years ended December 31, 1999, 2000 and 2001, respectively. Deferred compensation for options granted to non-employees was $4,231,462, $1,267,177 and $274,305 for the years ended December 31, 1999, 2000 and 2001, respectively.

For employees, deferred compensation represents the difference between the exercise price of the option and the fair value of our common stock on the date of grant in accordance with APB No. 25 and its related interpretations. For non-employees, deferred compensation is recorded at the fair value of the options granted in accordance with SFAS No. 123 and EITF 96-18.

Compensation expense is being recognized over the vesting period for employees and the service period for non-employees in accordance with FIN No. 28. Amounts amortized to the statement of operations as compensation expense for employees were $187,621, $3,618,431 and $1,950,883 for the years ended December 31, 1999, 2000 and 2001, respectively. Amounts amortized to the statement of operations as compensation expense for non-employees were $1,347,226, $2,494,835 and ($752,525) for the years ended December 31, 1999, 2000 and 2001, respectively.

8. EMPLOYEE 401(K) BENEFIT PLAN

In October 2001 the Company implemented a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Employees are eligible to participate in the plan the first day of the month after hire and may elect to contribute the lesser of 20% of their annual compensation or the current statutory limits under Internal Revenue Service regulations. The 401(k) plan permits the Company to make additional matching contributions on behalf of all employees. Through December 31, 2001, the Company has not made any matching contributions.

9. INCOME TAXES

Income tax expense for the year ended December 31, 1999, 2000 and 2001 is comprised of the following:

	Current	Deferred	Total
1999:			
Federal	$ —	—	$ —
State	800	—	800
Total	$800	—	$800
2000:			
Federal	$ —	—	$ —
State	800	—	800
Total	$800	—	$800
2001:			
Federal	$ —	—	$ —
State	800	—	800
Total	$800	—	$800

Tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income for the years ended December 31, 2000 and 2001 as a result of the following:

	2000	2001
Computed "expected" tax expense (benefit)	$(5,942,856)	$(4,874,427)
Current NOLs for which no benefit was realized	5,929,137	4,865,116
Permanent differences	13,719	9,311
State taxes	800	800
	$ 800	$ 800

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2000 and 2001 is as follows:

	2000	2001
Deferred tax assets:		
Stock related compensation	$ 4,135,660	$ 4,613,020
Net operating loss carryforward	4,579,583	9,580,499
Accrued liabilities and depreciation	13,302	103,394
State taxes	272	272
Research and development credit	616,806	1,429,339
Gross deferred tax assets	9,345,623	15,726,524
Valuation allowance	(9,345,623)	(15,726,524)
Net deferred tax assets	$ —	$ —

We have recorded a valuation allowance of $9,345,623 and $15,726,524 against the deferred tax assets related to temporary differences and credits for federal and state income tax purposes as of December 31, 2000 and 2001, respectively. The net change in the total valuation allowance for the years ended December 31, 2000 and 2001 was an increase of $7,257,502 and $6,380,901, respectively. We believe that realization of these deferred tax assets does not meet the "more likely than not" criteria, and therefore we have not recognized the related deferred tax benefits.

As of December 31, 2001, we have operating loss carryforwards of $24,908,000 expiring through 2021 for federal purposes and California net operating loss carryforwards of $19,053,000 expiring through 2011. We have federal research credits expiring through 2021 of approximately $1,075,000. We have California research credits, carrying forward indefinitely, of approximately $537,000.

Under provisions of the Internal Revenue Code, should substantial changes in our ownership occur, the utilization of net operating loss carryforwards may be limited.

10. LEASES AND COMMITMENTS

We conduct our product research and development programs through a combination of internal and collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contracts with these organizations, however these contracts are cancelable on thirty days notice and are largely based on services performed.

We currently lease office space and equipment pursuant to non-cancelable operating leases that will expire at various dates through 2010.

Future minimum lease payments are as follows for the years ended December 31:

2002	$186,249
2003	184,638
2004	178,878
2005	177,726
2006 and thereafter	844,198

Rent expense under non-cancelable operating leases was $36,992, $150,125 and $186,786 for the years ended December 31, 1999, 2000, and 2001 respectively.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters Ended			
	March 31	June 30	September 30	December 31
2001				
Net loss	$(2,193,029)	$(3,084,052)	$(3,370,106)	$(5,690,163)
Basic and diluted loss per share	$ (0.09)	$ (0.12)	$ (0.13)	$ (0.22)
2000				
Net loss	$(5,808,137)	$(3,513,291)	$(5,270,677)	$(2,887,685)
Basic and diluted loss per share[1]	$ (4.09)	$ (0.62)	$ (0.26)	$ (0.12)

[1] In February 2000 we issued our series C redeemable convertible preferred stock and determined that it was issued with a beneficial conversion feature. The allocation of proceeds to the beneficial conversion feature ($14.2 million) has been treated as a dividend and recognized as a return to the preferred stockholders for purposes of computing basic and diluted loss per share for the quarter ended March 31, 2000. (See note 6.)

The Board of Directors
Pain Therapeutics, Inc.:

We have audited the accompanying balance sheets of Pain Therapeutics, Inc. (a development stage enterprise) as of December 31, 2000 and 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2001 and for the period from May 4, 1998 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pain Therapeutics, Inc. (a development stage enterprise) as of December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 and for the period from May 4, 1998 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
March 1, 2002

CORPORATE HEADQUARTERS

416 Browning Way
South San Francisco, California 94080
650-624-8200
http://www.paintrials.com

GENERAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Professional Corporation
Palo Alto, California

REGISTRAR AND TRANSFER AGENT

Communications concerning transfer requirements, certificate exchanges, lost certificates, changes of address and name changes should be directed to the Transfer Agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-356-2017

FORM 10-K

A copy of the Pain Therapeutics, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained without charge upon request from:

Investor Relations
416 Browning Way
South San Francisco, California 94080

INVESTOR RELATIONS AND SHAREHOLDER INQUIRIES

Shareholders, security analysts, investment professionals, interested investors, and the media should direct their inquiries to:

Investor Relations
416 Browning Way
South San Francisco, California 94080
650-624-8200
http://www.paintrials.com
investor-relations@paintrials.com

STOCK INFORMATION

The Company's initial public offering was July 14, 2000. The Company's common stock trades on the Nasdaq Stock Market® under the symbol PTIE. No dividends have been paid on the common stock to date and the Company does not anticipate paying dividends in the foreseeable future. On February 28, 2002 there were 121 holders of record of the Company's common stock.

PRICE RANGE OF COMMON STOCK

The following table lists the high and low reported sales prices for the Company's common stock as reported on the Nasdaq Stock Market®.

	2001		2000 (from 7/14/00)	
Quarter	High	Low	High	Low
First Quarter	$15.75	$6.75		
Second Quarter	$10.93	$5.40		
Third Quarter	$ 8.24	$5.91	$26.37	$14.00
Fourth Quarter	$ 9.25	$5.30	$23.12	$ 8.00

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m. Pacific Time on May 30, 2002 at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California.

OFFICERS AND BOARD OF DIRECTORS

OFFICERS

Remi Barbier
Chairman of the Board
President and Chief Executive Officer

Nadav Friedmann, M.D., Ph.D.
Chief Operating Officer

Edmon R. Jennings
Chief Commercialization Officer

David L. Johnson, CPA
Chief Financial Officer

Grant Schoenhard, Ph.D.
Chief Scientific Officer

BOARD OF DIRECTORS

Remi Barbier
Chairman of the Board
President and Chief Executive Officer
Pain Therapeutics, Inc.

Gert Caspritz, Ph.D.(1)(2)
Partner
TVM-Techno Venture Management

Nadav Friedmann, M.D., Ph.D.
Chief Operating Officer
Pain Therapeutics, Inc.

Michael O'Donnell, Esq.
Partner
Wilson Sonsini Goodrich & Rosati

Sandy Robertson(1)(2)
Partner
Francisco Partners

Richard G. Stevens, CPA(1)
Founder and Managing Director
Hunter Stevens LLC

(1) Member of Audit Committee
(2) Member of the Compensation Committee



Management team (from left): Nadav Friedmann, M.D., Ph.D., Grant Schoenhard, Ph.D., Remi Barbier, David L. Johnson, CPA, Edmon R. Jennings

Pain Therapeutics, Inc.

If I can ease one life the aching,
Or cool one pain,
Or help one fainting robin
Unto his nest again
I shall not live in vain.
~ Emily Dickinson

www.paintrials.com

416 Browning Way South San Francisco California 94080 t 650.624.8200 f 650.624.8222